Exhibit 99.1

Yatra Online, Inc. Announces Results for the

Quarter and Half Year Ended September 30, 2016

Financial Highlights for the six months ended September 30, 2016:

•	Revenue from Air Ticketing was INR 1,702 million representing a year-over-year increase of 23.1%.
•	Total Revenue increased by 11.4% to INR 4,569 million whereas marketing and sales promotion expenses increased by 7.7% for the same period.
•	Revenue from Hotels and Packages increased by 3.8% to INR 2,721.1 million, with an increase in Gross Booking by 9.7%.
•	Revenue Less Service Cost increased to INR 2,371.4 million, representing an increase of 18.4% year-over-year.
•	Gross Bookings reached INR 32.8 billion representing year-over-year growth of 9.6%.
•	Gross Air passenger booked was 3.3 million for the period.
•	Improved Adjusted EBITDA: Adjusted EBITDA loss was INR 255.1 million for the six months ended September 30, 2016, compared to INR 467.6 million during the same period last year.

Gurgaon, India and New York, January 24, 2017 — Yatra Online, Inc. (NASDAQ: YTRA), India’s leading online travel company, today announced its unaudited financial and operating results for the three and six months ended September 30, 2016.

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in thousands, except per share data and number of shares)

	Six months ended September 30,
	2016	2016	2015	YOY Change
	Unaudited
Revenue:	INR	USD	INR	%
Air Ticketing	1,701,994	25,547	1,382,967	23.1%
Hotels and Packages	2,721,104	40,843	2,620,840	3.8%
Other services	19,141	287	13,610	40.6%
Other revenue	115,090	1,727	78,143	47.3%
Total revenue	4,557,329	68,405	4,095,560	11.3%
Other income	11,668	175	4,717	147.4%
Service cost	(2,197,588)	(32,986)	(2,097,349)	4.8%
Personnel expenses	(751,833)	(11,285)	(739,205)	1.7%
Marketing and sales promotion expenses	(882,613)	(13,248)	(819,158)	7.7%
Other operating expenses	(1,058,472)	(15,888)	(922,576)	14.7%
Depreciation and amortisation	(128,678)	(1,931)	(115,065)	11.8%
Results from operations	(450,187)	(6,758)	(593,076)	(24.1)%
Share of loss of joint venture	(4,042)	(61)	(5,695)
Finance income	55,153	828	48,019
Finance costs	(65,996)	(991)	(55,147)
Loss before income taxes	(465,072)	(6,982)	(605,899)
Income tax (expense) / credits	(27,794)	(417)	(1,068)
Loss for the period	(492,866)	(7,399)	(606,967)
Loss attributable to:
Owners of the Company	(483,964)	(7,265)	(596,764)
Non-controlling interest	(8,902)	(134)	(10,203)
Loss for the period	(492,866)	(7,399)	(606,967)
Loss per share (in INR)
Basic*	(56.35)	(0.85)	(70.93)
Diluted*	(56.35)	(0.85)	(70.93)

1

Weighted average number of ordinary shares outstanding was used in computing basic/diluted earnings per share (“EPS”).

*On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. We thereafter effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options. Consequently, the basic and diluted EPS for all periods presented is adjusted retrospectively to reflect the share split.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2016, the unaudited interim condensed consolidated statement of financial position as at September 30, 2016, the unaudited interim condensed consolidated statement of changes in equity for the six months ended September 30, 2016, and the unaudited interim condensed consolidated statement of cash flows for the six months ended September 30, 2016 were converted into U.S. dollars at the exchange rate of 66.6227 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of International Financial Reporting Standards (“IFRS”).

Material Recent Developments Since September 30, 2016

On July 13, 2016, Yatra Online, Inc. entered into a business combination (the “Business Combination”) with NASDAQ listed Terrapin 3 Acquisition Corporation (TRTL). TRTL was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. On December 16, 2016, the Business Combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016, and the preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. Yatra Online, Inc. thereafter effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options. Pursuant to Business Combination, TRTL became our partially owned subsidiary and renamed as Yatra USA Corp. In connection with the Business Combination, we received approximately $92.5 million in cash from TRTL and certain other investors. On December 19, 2016, ordinary shares of Yatra Online, Inc. commenced trading on the NASDAQ Stock Market (“NASDAQ”) under the symbol ‘‘YTRA’’ and on December 30, 2016, our warrants commenced trading on the OTCQX Market under the symbol ‘‘YTROF.’’

Results of Six Months Ended September 30, 2016 Compared to Six Months Ended September 30, 2015

Revenue (including other income). We generated revenue of INR 4,569 million in the half year ended September 30, 2016, an increase of 11.4% over our revenue of INR 4,100.3 million for the half year ended September 30, 2015.

Air Ticketing. Revenue from our Air Ticketing business increased by 23.1% to INR 1,702 million in the half year ended September 30, 2016 from INR 1,383 million in the half year ended September 30, 2015. This growth was driven by an increase in gross bookings of 9% to INR 27.2 billion in the half year ended September 30, 2016 from INR 25 billion in the half year ended September 30, 2015, along with an increase in our net revenue margin to 6.3% for the half year ended September 30, 2016 from 5.5% for the half year ended September 30, 2015. We witnessed higher net revenue margins in this segment in the half year ended September 30, 2016 compared to the half year ended September 30, 2015 due to better volume based deals negotiated with the airlines and higher fixed fee on comparatively lower air ticket prices.

2

Hotels and Packages. Revenue from our Hotels and Packages business increased by 3.8% to INR 2,721.1 million in the half year ended September 30, 2016 from INR 2,620.8 million in the half year ended September 30, 2015. Our revenue less service cost for this segment remained flat at INR 523.5 million in the half year ended September 30, 2016. This was due to a decrease in our net revenue margin to 10.3% in the half year ended September 30, 2016, partially offset by an increase in our gross bookings by 9.7% to INR 5,092.2 million. The decrease in net revenue margin in the half year ended September 30, 2016 was primarily due to a change in business mix in favor of B2E hotels and B2C holiday packages relative to B2C hotels in this segment as compared to that in the half year ended September 30, 2015.

Other Revenue. Our other revenue grew by 46.2% to INR 134.2 million in the half year ended September 30, 2016 from INR 91.8 million in the half year ended September 30, 2015. The growth in this segment was mainly due to an increase in advertisement revenue.

Other Income. Our other income increased to INR 11.7 million in the half year ended September 30, 2016 from INR 4.7 million in the half year ended September 30, 2015. This increase was on account of write back of excess provisions made in prior years.

Service Cost. Our service cost increased to INR 2,197.6 million in the half year ended September 30, 2016 from INR 2,097.3 million in the half year ended September 30, 2015 due to an increase in business volume.

Revenue Less Service Cost (including other income). Our revenue less service cost increased by 18.4% to INR 2,371.4 million in the half year ended September 30, 2016 from INR 2,002.9 million in the half year ended September 30, 2015. This growth resulted mainly from an increase of 23.1% in our air ticketing revenue.

Personnel Expenses. Our personnel expenses increased marginally by 1.7% to INR 751.8 million in the half year ended September 30, 2016 from INR 739.2 million in the half year ended September 30, 2015. This increase was on account of annual salary increases and increases in employee cost primarily in the technology and hotels and holidays segment partially offset by a decrease in employee share-based payment expense to INR 6.3 million in the half year ended September 30, 2016 from INR 10.4 million in the half year ended September 30, 2015.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 7.7% to INR 882.6 million in the half year ended September 30, 2016 from INR 819.2 million in the half year ended September 30, 2015 primarily on account of increases in consumer promotion programs and loyalty incentive programs. The ratio of marketing and sales promotion expense to revenue less service cost decreased to 37.2% in the half year ended September 30, 2016 from 40.9% in the half year ended September, 30 2015.

Other Operating Expenses. Other operating expenses increased by 14.7% to INR 1,058.5 million in the half year ended September 30, 2016 from INR 922.6 million in the half year ended September 30, 2015 primarily on account of increases in legal and professional expenses and commission expense. Increase in legal and professional expenses is on account of expenses accrued in relation to the listing of shares on NASDAQ in December 2016 aggregating to approximately INR 60.1 million. Commission expense increased due to an increase in business volume.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 11.8% to INR 128.7 million in the half year ended September 30, 2016 from INR 115.1 million in the half year ended September 30, 2015 primarily as a result of an increase in depreciation of our tangible assets.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of INR 450.2 million in the half year ended September 30, 2016, lower than the loss of INR 593.1 million in the half year ended September 30, 2015. Excluding the NASDAQ listing related legal and professional expenses, the loss from operating activities would have been INR 390.1 million.

3

Share of Loss of Joint Venture. This loss pertains to a joint venture investment where we have a 50% stake. The joint venture operates in adventure travel activities. Our loss from this joint venture decreased to INR 4 million in the half year ended September 30, 2016 from INR 5.7 million in the half year ended September 30, 2015.

Finance Income. Our finance income increased to INR 55.2 million in the half year ended September 30, 2016 from INR 48 million in the half year ended September 30, 2015 primarily as a result of a change in the fair value of warrants.

Finance Costs. Our finance costs increased to INR 66 million in the half year ended September 30, 2016 as compared to INR 55.1 million in the half year ended September 30, 2015 primarily on account of an increase in foreign exchange loss and unwinding of discount on other financial liabilities.

Income Tax Expense. The income tax expense during the half year ended September 30, 2016 was INR 27.8 million compared to INR 1.1 million during the half year ended September 30, 2015. This was primarily on account of higher taxable income in some of the company’s subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the half year ended September 30, 2016 was INR 492.9 million as compared to a loss of INR 607.0 million in the half year ended September 30, 2015. Excluding the NASDAQ listing related legal and professional expenses, the loss for the half year ended September 30, 2016 would have been INR 432.8 million.

Diluted Loss Per Share. Diluted loss per share was INR 56.35 in the half year ended September 30, 2016 as compared to diluted loss per share of INR 70.93 in the half year ended September 30, 2015. Excluding the NASDAQ listing related legal and professional expenses, the diluted loss per share would have been INR 49.36 for the half year ended September 30, 2016.

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in thousands, except per share data and number of shares)

	Three months ended September 30,
	2016	2016	2015	YOY Change
	Unaudited
Revenue:	INR	USD	INR	%
Air Ticketing	854,532	12,826	731,753	16.8%
Hotels and Packages	1,005,280	15,089	938,040	7.2%
Other services	9,657	145	6,773	42.6%
Other revenue	67,642	1,016	39,902	69.5%
Total revenue	1,937,111	29,076	1,716,468	12.9%
Other income	5,544	83	1,276	334.5%
Service cost	(772,819)	(11,600)	(677,633)	14.0%
Personnel expenses	(381,192)	(5,722)	(383,694)	(0.7)%
Marketing and sales promotion expenses	(552,006)	(8,286)	(516,299)	6.9%
Other operating expenses	(567,558)	(8,519)	(499,327)	13.7%
Depreciation and amortisation	(63,378)	(951)	(58,591)	8.2%
Results from operations	(394,298)	(5,919)	(417,800)	(5.6)%
Share of loss of joint venture	(1,472)	(22)	(2,800)
Finance income	29,898	449	26,768
Finance costs	(32,104)	(482)	(27,455)
Loss before income taxes	(397,976)	(5,974)	(421,287)
Income tax (expense) / credits	(13,924)	(209)	621
Loss for the period	(411,900)	(6,183)	(420,666)
Loss attributable to:
Owners of the Company	(404,915)	(6,078)	(412,047)
Non-controlling interest	(6,985)	(105)	(8,619)
Loss for the period	(411,900)	(6,183)	(420,666)
Loss per share (in INR)
Basic*	(47.15)	(0.71)	(48.53)
Diluted*	(47.15)	(0.71)	(48.53)

4

Weighted average number of ordinary shares outstanding was used in computing basic/diluted EPS.

*On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. We thereafter effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options. Consequently, the basic and diluted EPS for all periods presented is adjusted retrospectively to reflect the share split.

Results of Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2015

Revenue (including other income). We generated revenue of INR 1,942.7 million in the quarter ended September 30, 2016, an increase of 13.1% over our revenue of INR 1,717.7 million for the quarter ended September 30, 2015.

Air Ticketing. Revenue from our Air Ticketing business increased by 16.8% to INR 854.5 million in the quarter ended September 30, 2016 from INR 731.8 million in the quarter ended September 30, 2015. This growth was driven by an increase in gross bookings of 5.1% to INR 13.4 billion in the quarter ended September 30, 2016 from INR 12.8 billion in the quarter ended September 30, 2015, along with an increase in our net revenue margin to 6.4% for the quarter ended September 30, 2016 from 5.7% for the quarter ended September 30, 2015. We witnessed higher net revenue margins in this segment in the quarter ended September 30, 2016 compared to the quarter ended September 30, 2015 due to better volume based deals negotiated with the airlines and higher fixed fee on comparatively lower air ticket prices.

Hotels and Packages. Revenue from our Hotels and Packages business increased by 7.2% to INR 1,005.3 million in the quarter ended September 30, 2016 from INR 938 million in the quarter ended September 30, 2015. Our revenue less service cost for this segment decreased by 10.7% to INR 232.5 million in the quarter ended September 30, 2016 from INR 260.4 million in the quarter ended September 30, 2015. This decline was due to a decrease in our net revenue margin to 10.6% in the quarter ended September 30, 2016 partially offset by an increase in our gross bookings by 5.6% to INR 2,195.7 million. The decrease in net revenue margin in the quarter ended September 30, 2016 was primarily due to a change in business mix in favor of B2E hotels and B2C holiday packages relative to B2C hotels in this segment as compared to that in the quarter ended September 30, 2015.

Other Revenue. Our other revenue grew by 65.5% to INR 77.3 million in the quarter ended September 30, 2016 from INR 46.7 million in the quarter ended September 30, 2015. The growth in this segment was mainly due to an increase in advertisement revenue.

Other Income. Our other income increased to INR 5.5 million in the quarter ended September 30, 2016 from INR 1.3 million in the quarter ended September 30, 2015. This increase was on account of write back of excess provisions made in prior years.

Service Cost. Our service cost increased to INR 772.8 million in the quarter ended September 30, 2016 from INR 677.6 million in the quarter ended September 30, 2015 due to an increase in business volume.

Revenue Less Service Cost (including other income). Our revenue less service cost increased by 12.5% to INR 1,169.8 million in the quarter ended September 30, 2016 from INR 1,040.1 million in the quarter ended September 30, 2015. This growth resulted mainly from an increase of 16.8% in our air ticketing revenue partially offset by a decrease of 10.7% in our hotels and packages revenue less service costs.

5

Personnel Expenses. Our personnel expenses decreased marginally by 0.7% to INR 381.2 million in the quarter ended September 30, 2016 from INR 383.7 million in the quarter ended September 30, 2015. This decrease was mainly on account of decrease in employee share-based payment expense to INR 2.7 million in the quarter ended September 30, 2016 from INR 5.3 million in the quarter ended September 30, 2015.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 6.9% to INR 552 million in the quarter ended September 30, 2016 from INR 516.3 million in the quarter ended September 30, 2015 primarily on account of increases in consumer promotion programs and loyalty incentive programs. The ratio of marketing and sales promotion expense to revenue less service cost decreased to 47.2% in the quarter ended September 30, 2016 from 49.6% in the quarter ended September, 30 2015.

Other Operating Expenses. Other operating expenses increased by 13.7% to INR 567.6 million in the quarter ended September 30, 2016 from INR 499.3 million in the quarter ended September 30, 2015 primarily on account of increases in legal and professional expenses and commission expense. Increase in legal and professional expenses is on account of expenses accrued in relation to the listing of shares on NASDAQ in December 2016 aggregating to approximately INR 60.1 million. Commission expense increased due to increase in business volume.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 8.2% to INR 63.4 million in the quarter ended September 30, 2016 from INR 58.6 million in the quarter ended September 30, 2015 primarily as a result of an increase in depreciation of our tangible assets.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of INR 394.3 million in the quarter ended September 30, 2016, lower than the loss of INR 417.8 million in the quarter ended September 30, 2015. Excluding the NASDAQ listing related legal and professional expenses, the loss from operating activities would have been INR 334.2 million.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment where we have a 50% stake. The joint venture operates in adventure travel activities. Our loss from this joint venture decreased to INR 1.5 million in the quarter ended September 30, 2016 from INR 2.8 million in the quarter ended September 30, 2015.

Finance Income. Our finance income increased to INR 29.9 million in the quarter ended September 30, 2016 from INR 26.8 million in the quarter ended September 30, 2015 primarily as a result of a change in the fair value of warrants.

Finance Costs. Our finance costs increased to INR 32.1 million in the quarter ended September 30, 2016 as compared to INR 27.5 million in the quarter ended September 30, 2015 primarily on account of an increase in foreign exchange loss and unwinding of discount on other financial liabilities.

Income Tax Expense. The income tax expense during the quarter ended September 30, 2016 was INR 13.9 million compared to a gain of INR 0.6 million during the quarter ended September 30, 2015. This was primarily on account of higher taxable income in some of the Company’s subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the quarter ended September 30, 2016 was INR 411.9 million as compared to a loss of INR 420.7 million in the quarter ended September 30, 2015. Excluding the NASDAQ listing related legal and professional expenses, the loss for the quarter ended September 30, 2016 would have been INR 351.8 million.

Diluted Loss Per Share. Diluted loss per share was INR 47.15 in the quarter ended September 30, 2016 as compared to diluted loss per share of INR 48.53 in the quarter ended September 30, 2015. Excluding the NASDAQ listing related legal and professional expenses, the diluted loss per share would have been INR 40.14 for the quarter ended September 30, 2016.

6

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Revenue Less Service Cost, we also refer to adjusted EBITDA (loss) which is a non-IFRS measure and most directly comparable to results from operations for the year. We use financial statements that exclude employee share-based payment expense, and depreciation and amortization for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share-based Payment,” management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. Accordingly, we believe that adjusted EBITDA (loss) is useful in measuring the results of our company and provide investors and analysts a more accurate representation of our operating results. However, the presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to adjusted EBITDA (loss) are results from operations and loss for the year, respectively.

A limitation of using adjusted EBITDA (loss) calculated in accordance with IFRS is that this non-IFRS financial measure excludes a recurring cost, namely employee share-based payment expense. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating loss and adjusted net loss.

The following table reconciles our results from operating activities (an IFRS measure) to adjusted EBITDA (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)	Six months ended September 30,
	2016	2015
	Unaudited
	(in INR thousands)
Results from operations as per IFRS*	(450,187)	(593,076)
Depreciation and amortization	128,678	115,065
EBITDA	(321,509)	(478,011)
Share-based payment expenses	6,300	10,373
NASDAQ listing related expenses	60,108	-
Adjusted EBITDA (Loss)	(255,101)	(467,638)

* Does not include ‘‘Share of loss of joint ventures.’’

Reconciliation of Adjusted EBITDA (Loss)	Three months ended September 30,
	2016	2015
	Unaudited
	(in INR thousands)
Results from operations as per IFRS*	(394,298)	(417,800)
Depreciation and amortization	63,378	58,591
EBITDA	(330,920)	(359,209)
Share-based payment expenses	2,703	5,341
NASDAQ listing related expenses	60,108	-
Adjusted EBITDA (Loss)	(268,109)	(353,868)

* Does not include ‘‘Share of loss of joint ventures.’’

7

The following table reconciles our revenue, which is an IFRS measure, to revenue less service cost, which is a non-IFRS measure:

	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
Amounts in INR	Six months ended September 30,
thousands except %	2016	2015	2016	2015	2016	2015	2016	2015
	Unaudited		Unaudited		Unaudited		Unaudited
Revenue	1,701,994	1,382,967	2,721,104	2,620,840	145,899	96,470	4,568,997	4,100,277
Service cost	-	-	(2,197,588)	(2,097,349)	-	-	(2,197,588)	(2,097,349)
Revenue less service cost	1,701,994	1,382,967	523,516	523,491	145,899	96,470	2,371,409	2,002,928
% of revenue	100.0%	100.0%	19.2%	20.0%	100.0%	100.0%	51.9%	48.8%

	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
Amount in INR	Three months ended September 30,
thousands except %	2016	2015	2016	2015	2016	2015	2016	2015
	Unaudited		Unaudited		Unaudited		Unaudited
Revenue	854,532	731,753	1,005,280	938,040	82,843	47,951	1,942,655	1,717,744
Service cost	-	-	(772,819)	(677,633)	-	-	(772,819)	(677,633)
Revenue less service cost	854,532	731,753	232,461	260,407	82,843	47,951	1,169,836	1,040,111
% of revenue	100.0%	100.0%	23.1%	27.8%	100.0%	100.0%	60.2%	60.6%

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

8

About Yatra Online, Inc.

We are the second largest online travel agent company in India (as per management estimates based upon publicly available company filings). Based in Gurgaon, India, we are a one-stop-shop for all travel-related services. Positioned as a brand that believes in "Creating Happy Travelers," the company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs. As a leading consolidator of accommodation options, we provide real-time bookings for more than 61,000 hotels in India and over 500,000+ hotels around the world. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Alok Vaish, Chief Financial Officer

Yatra Online, Inc.

+91-124-339-5575

alok.vaish@yatra.com

9

Yatra Online, Inc.
Unaudited Interim Condensed Consolidated Statement of
Profit or Loss and Other Comprehensive Loss
for Three Months and Six Months Ended September 30, 2016
(Amounts in thousands, except per share data and number of shares)

	Three Months Ended September 30,			Six Months Ended September 30,
	2016	2016	2015	2016	2016	2015
	Unaudited			Unaudited
	INR	USD	INR	INR	USD	INR
Revenue
Rendering of services	1,869,469	28,061	1,676,566	4,442,239	66,678	4,017,417
Other revenue	67,642	1,015	39,902	115,090	1,727	78,143
Total revenue	1,937,111	29,076	1,716,468	4,557,329	68,405	4,095,560
Other income	5,544	83	1,276	11,668	175	4,717
Service cost	772,819	11,600	677,633	2,197,588	32,986	2,097,349
Personnel expenses	381,192	5,722	383,694	751,833	11,285	739,205
Marketing and sales promotion expenses	552,006	8,286	516,299	882,613	13,248	819,158
Other operating expenses	567,558	8,519	499,327	1,058,472	15,888	922,576
Depreciation and amortisation	63,378	951	58,591	128,678	1,931	115,065
Results from operations	(394,298)	(5,919)	(417,800)	(450,187)	(6,758)	(593,076)
Share of loss of joint venture	(1,472)	(22)	(2,800)	(4,042)	(61)	(5,695)
Finance income	29,898	449	26,768	55,153	828	48,019
Finance costs	(32,104)	(482)	(27,455)	(65,996)	(991)	(55,147)
Loss before income taxes	(397,976)	(5,974)	(421,287)	(465,072)	(6,982)	(605,899)
Income tax expense	(13,924)	(209)	621	(27,794)	(417)	(1,068)
Loss for the period	(411,900)	(6,183)	(420,666)	(492,866)	(7,399)	(606,967)
Other comprehensive loss
Items to be reclassified to profit or loss in subsequent periods (net of taxes)
Foreign currency translation differences	5,728	86	(14,437)	(14,236)	(214)	(11,129)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement of defined benefit (asset) liability	(2,307)	(35)	(5,166)	(8,237)	(124)	(7,600)
Other comprehensive loss for the period, net of tax	3,421	51	(19,603)	(22,473)	(338)	(18,729)
Total comprehensive loss for the period, net of tax	(408,479)	(6,132)	(440,269)	(515,339)	(7,737)	(625,696)
Loss attributable to:
Owners of the Parent Company	(404,915)	(6,078)	(412,047)	(483,964)	(7,265)	(596,764)
Non-controlling interest	(6,985)	(105)	(8,619)	(8,902)	(134)	(10,203)
Loss for the period	(411,900)	(6,183)	(420,666)	(492,866)	(7,399)	(606,967)
Total comprehensive loss attributable to:
Owners of the Parent Company	(401,445)	(6,026)	(431,583)	(506,257)	(7,600)	(615,394)
Non-controlling interest	(7,034)	(106)	(8,686)	(9,082)	(137)	(10,302)
Total comprehensive loss for the period	(408,479)	(6,132)	(440,269)	(515,339)	(7,737)	(625,696)
Loss per share*
Basic	(47.15)	(0.71)	(48.53)	(56.35)	(0.85)	(70.93)
Diluted	(47.15)	(0.71)	(48.53)	(56.35)	(0.85)	(70.93)

Weighted average number of ordinary shares outstanding was used in computing basic/diluted EPS.

*On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. We thereafter effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options. Consequently, the basic and diluted EPS for all periods presented is adjusted retrospectively to reflect the share split.

10

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2016

(Amounts in thousands, except per share data and number of shares)

	Unaudited		Audited
	September 30, 2016	September 30, 2016	March 31, 2016
	INR	USD	INR

Assets
Non-current assets
Property, plant and equipment	126,670	1,901	126,563
Intangible assets and goodwill	1,503,621	22,569	1,411,104
Other financial assets	95,714	1,437	110,558
Other non financial assets	41,015	616	43,783
Deferred tax asset	32,992	495	40,443
Total non-current assets	1,800,012	27,018	1,732,451
Current assets
Inventories	6,436	97	11,933
Trade and other receivables	1,898,273	28,493	1,513,307
Prepayments and other assets	570,298	8,560	409,224
Income tax receivable	251,505	3,775	266,879
Other financial assets	1,013,048	15,206	1,030,569
Cash and cash equivalents	415,535	6,237	389,664
Total current assets	4,155,095	62,368	3,621,576
Total assets	5,955,107	89,386	5,354,027
Equity and liabilities
Equity
Share capital	27	1	27
Share premium	121,203	1,819	121,203
Preference Share
Share capital	196	3	196
Share premium	6,179,568	92,755	6,179,568
Other capital reserve	175,978	2,641	174,820
Accumulated deficit	(6,510,632)	(97,724)	(6,023,690)
Advances against equity	9,471	142	-
Foreign currency translation reserve	(36,888)	(554)	(22,652)
Total equity attributable to equity holders of the company	(61,077)	(917)	429,472
Total Non-controlling Interest	2,567	39	11,586
Total equity	(58,510)	(878)	441,058
Non current liabilities
Borrowings	19,082	286	368,859
Trade and other payables	244,182	3,665	214,606
Employee benefits	53,189	798	42,605
Deferred revenue	579,164	8,695	711,329
Other financial liabilities	33,057	496	36,997
Other non financial liabilities	32,670	490	49,504
Total non-current liabilities	961,344	14,430	1,423,900
Current liabilities
Borrowings	587,150	8,813	100,574
Trade and other payables	2,979,915	44,728	2,051,539
Employee benefits	41,207	619	33,416
Deferred revenue	622,189	9,339	647,518
Other financial liabilities	128,074	1,922	123,248
Other current liabilities	693,738	10,413	532,774
Total current liabilities	5,052,273	75,834	3,489,069
Total liabilities	6,013,617	90,264	4,912,969
Total equity and liabilities	5,955,107	89,386	5,354,027

11

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED Consolidated statement of changes in equity for the SIX MONTHS ENded SEPTEMBER 30, 2016

(Amounts in thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Preference share capital	Preference share premium	Accumulated Deficit	Other capital reserve	Foreign Currency Translation Reserve	Advances against equity	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	-	429,472	11,586	441,058

Loss for the period	-	-	-	-	(483,964)	-	-	-	(483,964)	(8,902)	(492,866)
Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(14,236)	-	(14,236)	-	(14,236)
Remeasurement of defined benefit (asset) liability	-	-	-	-	(8,057)	-	-	-	(8,057)	(180)	(8,237)
Total other comprehensive loss	-	-	-	-	(8,057)	-	(14,236)	-	(22,293)	(180)	(22,473)

Total comprehensive loss	-	-	-	-	(492,021)	-	(14,236)	-	(506,257)	(9,082)	(515,339)

Share based payments	-	-	-	-	5,079	1,158	-	-	6,237	63	6,300
Issuance of shares	-	-	-	-	-	-	-	9,471	9,471	-	9,471
Balance as at September 30, 2016	27	121,203	196	6,179,568	(6,510,632)	175,978	(36,888)	9,471	(61,077)	2,567	(58,510)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Preference share capital	Preference share premium	Accumulated Deficit	Other capital reserve	Foreign Currency Translation Reserve	Advances against equity	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2015	27	121,203	179	5,351,710	(4,896,326)	155,450	(4,037)	-	728,206	6,752	734,958
Loss for the period	-	-	-	-	(596,764)	-	-	-	(596,764)	(10,203)	(606,967)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation differences	-	-	-	-	-	-	(11,129)	-	(11,129)	-	(11,129)
Remeasurement of defined benefit (asset) liability	-	-	-	-	(7,501)	-	-	-	(7,501)	(99)	(7,600)
Total other comprehensive loss	-	-	-	-	(7,501)	-	(11,129)	-	(18,630)	(99)	(18,729)

Total comprehensive loss	-	-	-	-	(604,265)	-	(11,129)	-	(615,394)	(10,302)	(625,696)

Share based payments	-	-	-	-	-	10,373	-	-	10,373	-	10,373
Issuance of shares	-	-	17	827,858	-	-	-	-	827,875	-	827,875
Transaction with non controlling interest	-	-	-	-	109,336	-	-	-	109,336	20,840	130,175
											-
Balance as at September 30, 2015	27	121,203	196	6,179,568	(5,391,255)	165,823	(15,166)	-	1,060,396	17,290	1,077,686

12

Yatra Online, Inc.
Unaudited Interim Condensed Consolidated Statement of
Cash Flows for the Six Months Ended September 30, 2016
(Amounts in thousands, except per share data and number of shares)

	Six Months Ended September 30,
	2016	2016	2015
	Unaudited
	INR	USD	INR
Cash flows from operating activities
Loss before tax	(465,072)	(7,460)	(605,899)
Adjustment to reconcile loss before tax to net cash flows:
Depreciation and amortization	128,678	1,931	115,065
Finance income	(46,119)	(692)	(45,684)
Finance costs	45,644	685	37,274
Unrealized foreign exchange (gain)	(143)	(2)	(3,022)
Loss on disposal of property, plant and equipment	—	—	35
Change in fair value of warrants	(3,984)	(60)	—
Excess provision written back	(10,212)	(153)	(2,721)
Trade and other receivables written-off	28,626	430	52,868
Share of loss of a joint venture	4,042	61	5,695
Share-based payment expense	6,300	95	10,373
Working capital changes:
(Increase) in trade and other receivables	(563,262)	(8,734)	(364,727)
Decrease in inventories	5,503	83	4,292
Increase in trade and other payables	942,656	14,908	114,637
Direct taxes paid (net of refunds)	(4,970)	(75)	(34,872)
Net cash from/(used in) operating activities	67,687	1,017	(716,686)
Cash flows from investing activities:
Investment in joint venture	—	—	(4,500)
Purchase of property, plant and equipment	(22,805)	(342)	(29,539)
Proceeds from sale of property, plant and equipment	—	—	13
(Increase) in intangible assets	(195,115)	(2,929)	(99,366)
Investment in term deposits	(8,940)	(134)	(372,922)
Proceeds from term deposits	32,371	486	1,500
Interest received	45,002	675	36,011
Net cash used in investing activities	(149,487)	(2,244)	(468,803)
Cash flows from financing activities:
Proceeds from issue of equity shares	9,510	143	—
Proceeds from issue of preference shares	—	—	830,042
Acquisition by non controlling interest	—	—	130,175
Proceeds from borrowings	—	—	322,378
Repayment of borrowings	(49,032)	(736)	(49,032)
Repayment of vehicle loan	(2,153)	(32)	(8,790)
Interest paid on term loan	(11,536)	(173)	(18,913)
Interest paid on vehicle loan	(1,701)	(26)	(975)
Interest paid on bank overdraft	(6,724)	(101)	(5,973)
Net cash (used in)/from financing activities	(61,636)	(925)	1,198,912

13

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF

CASH FLOWS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 (cont.)

(Amounts in thousands, except per share data and number of shares)

	Six Months Ended September 30,
	2016	2016	2015
	Unaudited
	INR	USD	INR
Net decrease in cash and cash equivalents	(143,436)	(2,153)	13,423
Effect of exchange differences on cash & cash equivalents	(11,652)	(175)	(1,627)
Cash and cash equivalents at the beginning of the year	389,664	5,849	221,025
Closing Cash and cash equivalents at the end of the period	234,576	3,521	232,821
Components of cash and cash equivalents:
Cash on hand	3,339	50	10,610
Balances with banks
On current account	269,302	4,042	188,320
Credit card collection in hand	142,894	2,145	118,325
Cash and bank balances as per consolidate statement of financial position	415,535	6,237	317,255
Less: Bank overdrafts	(180,959)	(2,716)	(84,434)
Total cash and cash equivalents	234,576	3,521	232,821

14

Yatra Online, Inc.

OPERATING DATA (Unaudited)

The following table sets forth for the periods indicated; certain selected unaudited interim condensed consolidated financial and other data:

	Six months ended September 30,
	2016	2015
	Unaudited
Amounts in INR thousands except %
Quantitative details *
Air Passenger count	3,294	2,793
Hotel room nights	576	550
Holiday packages passengers traveled	73	63
(Amounts in INR)
Gross Bookings*
Air Ticketing	27,225,180	24,977,736
Hotels and Holiday Packages	5,092,211	4,640,423
Others	443,425	267,277
Total	32,760,816	29,885,436
Revenue Less Service Cost
Air Ticketing	1,701,994	1,382,967
Hotels and Holiday Packages	523,516	523,491
Others	145,899	96,470
Total	2,371,409	2,002,928
Net Revenue Margin %
Air Ticketing	6.3%	5.5%
Hotels and Holiday Packages	10.3%	11.3%
Others	32.9%	36.1%
Total	7.2%	6.7%

* Quantitative details are considered on gross basis.

	Three months ended September 30,
	2016	2015
	Unaudited
Amounts in INR thousands except %
Quantitative details *
Air Passenger Count	1,660	1,443
Hotel room nights	300	313
Holiday packages passengers traveled	26	21
(Amounts in INR)
Gross Bookings
Air Ticketing	13,423,566	12,770,885
Hotels and Holiday Packages	2,195,750	2,079,055
Others	246,030	151,892
Total	15,865,346	15,001,832
Revenue Less Service Cost
Air Ticketing	854,532	731,753
Hotels and Holiday Packages	232,461	260,407
Others	82,843	47,951
Total	1,169,836	1,040,111
Net Revenue Margin %
Air Ticketing	6.4%	5.7%
Hotels and Holiday Packages	10.6%	12.5%
Others	33.7%	31.6%
Total	7.4%	6.9%

* Quantitative details are considered on gross basis.

15